Exhibit 7.4

                    3COM CORPORATION
           PRO FORMA CONDENSED COMBINING BALANCE SHEET
                    as of May 31, 1993
                         (unaudited)
                   (dollars in thousands)


                                                            Pro forma  Pro forma
                           3Com   Synernetics  Centrum     Adjustments  Combined
ASSETS
Current Assets:
  Cash,cash equivalents
  and temporary cash
  investments            $117,230 $  5,353     $   193  $(107,921)(1)  $  14,855
  Trade receivables        83,481    2,546         524     (1,108)(2)     85,443
  Inventories              68,061    2,524         466       (529)(3)     70,522
  Deferred income taxes    19,805       -           -          -          19,805
  Other                    15,835      222          49       (190)(2)     15,916
Total current assets      304,412   10,645       1,232   (109,748)       206,541

Property and equipment-net 55,248    1,356         202         -          56,806

Other assets                7,918       59          28     12,160(4)      20,165

Total                     $367,578  $12,060      $1,462   $(97,588)     $283,512


LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable     $  40,212  $   688      $   974   $ (1,108)(2) $ 40,766
  Notes payable               -        -           300          -          300
  Accrued and other
   liabilities            58,311    1,556          389      31,440(5)   91,696
  Income taxes payable     8,637       -            -           -        8,637
  Current portion of
   long-term obligations   1,021       97           -           -        1,118
Total current
  liabilities            108,181    2,341        1,663      30,332     142,517

Long-term obligations        610       99           -           -          709
Accrued restructuring
  costs-noncurrent           524       -            -           -          524

Shareholders' Equity:
Preferred stock               -    18,218           -      (18,218)(6)      -
Common stock             154,958      339        2,100      18,649 (6) 176,046
Retained earnings        103,163   (8,937)      (2,301)   (128,351)(7) (36,426)
Accumulated translation
  adjustments                142       -            -           -          142

Total shareholders' equity  258,263    9,620    (201) (127,920) 139,762

TOTAL                   $367,578  $12,060       $1,462    $(97,588)   $283,512



                            3COM CORPORATION
           PRO FORMA CONDENSED COMBINING STATEMENT OF OPERATIONS
                    Fiscal Year Ended May 31, 1993
                  (in thousands except per share data)
                             (unaudited)

                                3Com   Synernetics Centrum
                                 Year     Year     Year
                                 Ended    Ended    Ended    Pro Forma  Pro Forma
                                5/31/93  6/30/93  6/30/93  Adjustments  Combined

Sales                          $617,168  $15,241  $1,142 $(5,005)(8)  $628,546


Costs and expenses:
  Cost of sales                 320,386    6,328     601     237(8)(10)327,552
  Sales and marketing           137,021    4,273   1,236      -        142,530
  Research and development       64,346    4,295     850  (1,736)(8)    67,755
  General and administrative     33,176    1,222     401      -         34,799
  Non-recurring items             1,316       -       -       -          1,316
     Total                      556,245   16,118   3,088  (1,499)      573,952


Operating income (loss)          60,923     (877) (1,946) (3,506)       54,594

Other income (expense)-net         (677)     138       8      -           (531)


Income (loss) before
  income taxes                   60,246     (739) (1,938) (3,506)       54,063
Provision for income taxes       21,685       15       1  (1,262)(9)    20,439


Net income (loss)            $  38,561   $  (754)$(1,939) $(2,244)    $  33,624


Net income (loss) per common and
   equivalent share:
   Primary                       $1.22      -        -        -          $1.05

   Fully-diluted                 $1.20      -        -        -          $1.04


Common and equivalent
  shares used in computing
  per share amounts:
  Primary                        31,624     -       -        -            32,066

  Fully-diluted                  32,146     -       -        -            32,309


See notes to pro forma condensed combining financial statements.



                                       3COM CORPORATION
                     PRO FORMA CONDENSED COMBINING STATEMENT OF OPERATIONS
                              Six Months Ended November 30, 1993
                             (in thousands except per share data)
                                        (unaudited)

                            3Com    Synernetics  Centrum
                            6 mos.    6 mos.     6 mos.
                            Ended     Ended      Ended  Pro Forma      Pro Forma
                           11/30/93   1/2/94   12/31/93 Adjustments     Combined

SALES                      $367,366   $17,816    $723   $(8,095)(8)     $377,810


Costs and expenses:
 Cost of sales              184,086    7,816       549   (4,008)(8)(10)  188,443
  Sales and marketing        77,956    3,099     1,298       -            82,353
  Research and
   development               34,041    3,302       514       -            37,857
  General and
   administrative            16,893      805       528       -            18,226
     Total                  312,976   15,022     2,889   (4,008)         326,879


Operating income
  (loss)                     54,390    2,794    (2,166)  (4,087)          50,931

Other income (expense)
  -net                        (812)    (332)        1       -            (1,143)
Gain on sale of
  investments                17,746      -        -          -            17,746


Income (loss) before
  income taxes               71,324   2,462   (2,165     (4,087)          67,534
Provision for income
  taxes                      23,747      19        1     (1,430)(9)       22,337


NET INCOME (LOSS)          $ 47,577 $ 2,443  $(2,166)   $(2,657)        $ 45,197


Net income (loss)
  per common and
  equivalent share:
  Primary                     $1.46      -        -        -            $1.37

  Fully-diluted               $1.44      -        -        -            $1.35


Common and equivalent
  shares used in
  computing per share
  amounts:
  Primary                     32,692     -        -        -           32,961

  Fully diluted               33,124     -        -        -           33,396


See notes to pro forma condensed combining financial statements.



                           3COM CORPORATION
          NOTES TO PRO FORMA CONDENSED COMBINING FINANCIAL STATEMENTS


1.  Acquisitions

    SYNERNETICS, INC.

    On January 14, 1994, pursuant to an Agreement and Plan of Reorganization dated December 16, 1993 ("Synernetics Agreement") among 3Com Corporation (the "Company"), 3Sub Corporation, a Delaware corporation and wholly owned subsidiary of the Company ("3Sub"), and Synernetics, Inc., a Delaware corporation ("Synernetics"), 3Sub was merged with and into Synernetics, which became a wholly owned subsidiary of the Company. The holders of capital stock of Synernetics received cash at the rate of approximately $8.4402 per share. The negotiated value for the outstanding shares of Synernetics stock was approximately $104,000,000 less (i) the value of the Company's stock reserved for issuance in connection with the post-merger exercise of vested Synernetics stock options assumed by 3Com (including options that accelerated and became vested in connection with the merger), (ii) severance payments made to certain employees of Synernetics, and
    (iii) approximately $385,000 attributable to stock options granted by Synernetics to three of its employees in December 1993 after the terms of the merger had been substantially negotiated. The purchase price of $104,000,000 was paid using funds from the Company's working capital. Under the terms of the Synernetics Agreement, a portion of such amount was deposited into an escrow account as security for the indemnification of the Company by Synernetics for breaches of the representations, warranties and covenants of Synernetics set forth in the Agreement. Such account is the sole and exclusive source of compensation for any claim by the Company against Synernetics or its stockholders in connection with the merger. Subject to reduction based on outstanding or resolved claims, the funds in such account shall be distributed to the Synernetics stockholders on a pro rata basis in the future. In addition to the purchase price for outstanding shares of Synernetics' stock, 3Com assumed all outstanding options held by Synernetics' employees.

    CENTRUM COMMUNICATIONS, INC.

    On February 2, 1994, pursuant to an Agreement and Plan of Reorganization dated January 18, 1994, (the "Centrum Agreement") among 3Com Corporation , 3Sub Acquisition Corporation, a California corporation and wholly owned subsidiary of the Company ("Sub"), and Centrum Communications, Inc., a California corporation ("Centrum"), Sub was merged with and into Centrum, which became a wholly owned subsidiary of the Company. The negotiated value for all the shares of Centrum stock outstanding was approximately $30,200,000. Such amount was paid using funds from the Company's working capital. In addition, the Company assumed all outstanding options to acquire Centrum stock, which became exercisable for shares of Company Common Stock. The holders of capital stock of Centrum received cash at the rate of approximately $1.567 per share. Such cash amount will be payable in two (2) installments, (i) 19/36ths was paid during the month of February 1994 and (ii) 17/36ths shall be paid on August 2, 1994 or as promptly as is practicable thereafter. Under the terms of the Centrum Agreement, a portion of such amount was deposited into an escrow account as security for the indemnification of the Company by Centrum for breaches of the representations, warranties and covenants of Centrum set forth in the Agreement. Such account is the sole and exclusive source of compensation for any claim by the Company against Centrum or its stockholders in connection with the merger. Subject to reduction based on outstanding or resolved claims, the funds in such account shall be distributed to the Centrum stockholders on a pro rata basis in the future.

2.  Pro forma adjustments

    The accompanying pro forma financial statements are presented in accordance with Article 11 of Regulations S-X.



                            3COM CORPORATION
           NOTES TO PRO FORMA CONDENSED COMBINING FINANCIAL STATEMENTS


The unaudited pro forma condensed combining balance sheet has been prepared as if the acquisitions, which are being accounted for as purchases, were completed as of May 31, 1993. The aggregate purchase price of $140 million, plus $3.3 million of costs attributed to the exchange of Synernetics and Centrum options for 3Com options and $13.1 million of costs directly attributable to the completion of the acquisition have been allocated to assets and liabilities acquired. The allocation of the purchase price among the identifiable intangible assets was based on independent appraisals of the fair market value of those assets. Such appraisals allocated $132.1 million to purchased research and development, which has not yet reached technological feasibility and does not have alternative future uses. This amount has been written off as a pro forma adjustment in accordance with generally accepted accounting principles.

To prepare the pro forma unaudited condensed combining statement of operations, the 3Com statement of operations for the year ended May 31, 1993 has been combined with the statements of operations of Synernetics and Centrum for the year ended June 30, 1993. Also, the 3Com statement of operations for the six months ended November 30, 1993 has been combined with the statements of operations of Synernetics and Centrum for the six months ended January 2, 1994 and December 31, 1993, respectively. This method of combining the companies is for the presentation of unaudited condensed combining financial statements only. Actual statements of operations of the companies will be combined from the effective date of the acquisitions, with no retroactive restatement.

The unaudited pro forma condensed combining financial statements should be read in conjunction with the historical financial statements of 3Com, Synernetics and Centrum.

The unaudited pro forma condensed combining statements of operations do not include the one-time $132.1 million write-off of purchased research and development in process arising from these acquisitions, as it is a material nonrecurring charge. This charge will be included in the actual consolidated statement of income of 3Com Corporation in the third quarter of fiscal 1994.

The following pro forma adjustments have been made to the pro forma condensed combining financial statements.

  (1) Reflects cash paid to stockholders of Synernetics and Centrum
  (2) Reflects elimination of intercompany receivables and payables
  (3) Reflects the elimination of intercompany profit in ending inventory
  (4) Reflects the allocation of purchase price to the intangible assets identified in the purchase price allocation
  (5) Reflects accrual of second payment due on Centrum acquisition and the accrual of costs directly attributable to the completion of the acquisitions
  (6) Reflects the elimination of Synernetics' and Centrum's shareholders' equity and assumption of stock options outstanding under the Synernetics and Centrum stock option plans
  (7) Includes the one-time write-off of purchased in-process research and development identified in the purchase price allocation
  (8) Reflects elimination of intercompany sales, cost of sales and other transactions between 3Com and Synernetics
  (9) Reflects the tax effect of the pro forma adjustments at the effective tax rate
 (10) Also reflects pro forma amortization of the purchased intangibles of $5.3 million for the year ended May 31, 1993 and $2.6 million for the six months ended November 30, 1993.